Confidential Treatment Requested by Alkermes Public Limited Company

FOIA CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND FEDERAL EXPRESS DELIVERY

July 11, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Alkermes Public Limited Company Form 10-KT for the Transition Period Ended December 31, 2013 Filed February 27, 2014 File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”) set forth below are Alkermes’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2014 to James M. Frates, Alkermes’ Senior Vice President and Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Alkermes’ responses thereto.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter, pursuant to Rule 83 of the Commission’s Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”) and the Freedom of Information and Privacy Act.  Please promptly inform the undersigned at the following address of any request for disclosure of the redacted portions of this letter made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:  c/o Alkermes, Inc. at 852 Winter Street, Waltham, MA 02451.

Notes to Consolidated Financial Statements

16. Collaborative Arrangements

General

1.              You state in your response to prior comment 3 that you received $50 million from the sale of a license and this transaction was not a result of a collaboration arrangement. We read in your Form 10-K for the fiscal year ended March 31, 2013 that the $50 million is related to the exercise of an option to license your intellectual property. This disclosure appears to be inconsistent with your response that this is a sale of a license. Please explain to us the following:

•                  Based on information in your Forms 10-Q and 10-K for the fiscal year ended March 31, 2013, it appears that the $50 million amount includes two components: $20 million recognized in the quarter ended June 30, 2012 and $30 million recognized in the quarter ended March 31, 2013. The former amount is attributed to license revenue related to the sale of certain intellectual property. It is unclear whether both of these amounts are related to the same agreement. Please explain to us the material terms of your agreement(s) including your performance obligations to option, license or sell this intellectual property, and provide us an analysis with reference to authoritative literature that supports recognizing the amount in the applicable quarter and classifying it as revenue.

•                  Please provide us proposed disclosure to include in future periodic reports to state your accounting policy for recognizing/classifying the option to license or the sale of intellectual property.

Confidential Treatment Requested by Alkermes Public Limited Company

Company’s Response:

Background

On November 7, 2011, the Company and a third-party pharmaceutical company (“Licensee”) entered into a license agreement (the “License Agreement”) whereby the Company granted to the Licensee an exclusive worldwide license, with full rights to grant sublicenses, under the Company’s patent rights to develop, make, have made, use, sell, offer to sell, import and export Licensee’s products (defined as [***] (the “Compound”), but excluding the Compound [***] (the “Licensed Product”)).

Under the License Agreement, each party granted the other party an irrevocable, exclusive option (the “Option”) exercisable at any time on or after June 1, 2012 and on or before December 31, 2012 to extend the term of the license. The initial term of the license expired on the earlier of the Option exercise date, which was the date between June 1, 2012 and December 31, 2012 on which a party exercised the Option, or December 31, 2012. Upon the Option exercise date, if any, the license granted under the License Agreement was automatically extended to continue for the full term of the License Agreement, which extends at least through the expiration or invalidation of the last valid claim of any Company patent right that claims the development, manufacture, use, sale, offer to sell, import or export of a Licensed Product by the Licensee or certain related parties, unless the term is earlier terminated pursuant to the License Agreement.

On June 5, 2012, in consideration of the rights granted by the Company to the Licensee under the License Agreement, and upon exercise of the Option by the Company, the Licensee paid the Company a non-refundable license fee in the amount of $20 million.

In consideration of the rights granted by the Company to the Licensee under the License Agreement, and upon exercise of the Option, the Licensee was obligated to pay the Company additional license fees based on the following outcomes:

[***]

The Company evaluated these potential milestone payments at the inception of the arrangement and concluded that there was significant risk and uncertainty regarding the achievement of these milestones. As a result, the Company concluded that the milestones did not represent additional up-front consideration for the initial license. The milestone payments were contingent upon future events and would be accounted for by the Company as they were achieved.

Upon [***] the Licensee paid the Company a milestone of $30 million.

Accounting Considerations

Based upon a review of the License Agreement, the Company identified two potential deliverables:

1.              Grant an exclusive worldwide license to the Licensed Product to the Licensee, with full rights to grant sublicenses, under certain of the Company’s patents and patent applications; and

2.              Defend the validity and enforceability of the underlying patents against future third-party claims. Although the presence of a provision to defend the validity and enforceability of underlying patents in a license arrangement against future third-party claims represents an obligation of the Company, the Company determined that under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 605-10-S99-1g (Revenue Recognition - Deliverables Within an Arrangement), this provision does not represent a separate deliverable because the Licensee receives no additional value from these actions beyond that which was delivered initially.

Confidential Treatment Requested by Alkermes Public Limited Company	APLC-001

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Alkermes Public Limited Company

Accordingly, the Company identified only one deliverable within this arrangement, namely that summarized above as #1. The SEC’s SAB Topic 13, Revenue Recognition, states that revenue generally is realized or realizable and earned when all of the following criteria are met:

1.              Persuasive evidence of an arrangement exists;

2.              Delivery has occurred or services have been rendered;

3.              The seller’s price to the buyer is fixed or determinable; and

4.              Collectibility is reasonably assured.

As the Company had entered into an agreement which specified the terms and price, and the Company collected the amounts due prior to each reporting period end, the criteria specified in 1, 3 and 4 were met. As for determining if delivery had occurred or services had been rendered, the Company performed an evaluation as to when it had satisfied the delivery obligation. This evaluation considered the following:

•                  If delivery occurs at commencement of the license term;

•                  If the obligation is satisfied over the duration of the license term;

•                  When the customer can begin to use the intellectual property; or

•                  If the arrangement is more analogous to the sale of an asset or to the lease of an asset in which the company retains substantial risk and rewards of ownership.

The Company determined that delivery of the license occurred on November 7, 2011 and was extended to continue for the full term of the License Agreement upon the exercise of the Option on June 5, 2012. Upon delivery of the license, the Licensee had immediate use of, and was able to benefit from, the intellectual property. The obligation to deliver the intellectual property was not satisfied over the duration of the license term, and the Company did not retain substantial risk and rewards of ownership.

The Company determined that the arrangement is analogous to the sale of an asset and recognized the $20 million upon exercise of the Option and delivery of the license. The Company believes that the arrangement is analogous to the sale of an asset based on the following:

•                  The license had been delivered;

•                  At the time the license was delivered, all other revenue recognition criteria had been met and all of the Company’s obligations had been satisfied;

•                  The license for the patents and patent applications has stand alone value to the Licensee. The license granted to the Licensee is an exclusive worldwide license, with the full right of the Licensee to grant sublicenses to other parties. Additionally, the Licensee had already performed the development services on one Licensed Product, which the licensed patents cover, [***]. The Company had no continuing obligation to perform any additional services, and since the Licensee already owned certain patent rights related to Licensed Products, the Licensee had the requisite technical capabilities and knowledge to utilize the license to the Company’s patents once the license was provided to it. This fact pattern indicated that the license has standalone value to the Licensee;

•                  The $20 million license fee received by the Company represented a separate earnings process which was tied to the delivery of the license. The Licensee fully assumed the substantial risk and rewards of ownership of the license at the commencement of the license term since the Licensee had already performed the development services on its Licensed Product, which the licensed patents cover, [***]. The Company had no further continuing obligations under the license arrangement except to defend the validity and enforceability of underlying patents which did not represent a separate deliverable under revenue recognition rules (see

Confidential Treatment Requested by Alkermes Public Limited Company	APLC-002

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Alkermes Public Limited Company

•                  discussion above). From the moment the license was delivered, the Licensee could begin to immediately use and benefit from the intellectual property; and

•                  With respect to the milestone payments, the Company evaluated the potential milestone payments at the inception of the arrangement and concluded that there was significant risk and uncertainty regarding the achievement of any milestone. As a result, the Company concluded that the milestones did not represent additional up-front consideration for the initial license. The milestone payments were contingent upon future events and would be accounted for by the Company, if achieved. The Company considered the $30 million milestone payment for license fees as earned when triggered by [***], as the Company had no continuing obligations under the License Agreement and all of the other criteria for revenue recognition had been met.

Proposed Disclosure

The Company proposes to include, within the “Revenue Recognition” section of the “Summary of Significant Accounting Policies” footnote of its Consolidated Financial Statements in its future annual reports beginning with its Annual Report on form 10-K for the period ended December 31, 2014, the following underlined text related to its accounting policy for recognizing and classifying the option to license and the sale of intellectual property:

The Company recognizes revenues from the license and the sale of intellectual property, deemed to have standalone value, when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. The Company considers delivery to have occurred when the buyer has use of, and is able to benefit from, the intellectual property, and the Company has no remaining obligations under the arrangement.

17. Income Taxes, page F-41

2.              Please refer to your response to prior comment 4. Please revise your proposed disclosure to include footnotes to the reconciling items as noted in your response dated April 28, 2014.

Company’s Response:

The Company will, in its future filings beginning with its Annual Report on Form 10-K for the period ended December 31, 2014, include footnotes to the reconciling items, as necessary, as noted in our response dated April 28, 2014. The reconciliation of the Company’s statutory tax rate to its effective tax rate, applying the Company’s proposal to the fiscal periods ended December 31, 2013 and March 31, 2013 by way of example, will appear as follows:

Confidential Treatment Requested by Alkermes Public Limited Company	APLC-003

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Alkermes Public Limited Company

	Nine Months Ended	Twelve Months Ended
	December 31, 2013	March 31, 2013
Statutory tax rate	12.5%	12.5%
U.S. state income taxes, net of U.S. federal benefit	40.8%	4.7%
R&D credit	-29.6%	-20.5%
Share-based compensation	13.6%	3.3%
Non-refundable withholding tax	0.4%	4.7%
Increase / (decrease) in uncertain tax positions (1)	-58.7%	2.6%
Inter-company amounts (2)	-30.0%	-9.3%
Other permanent items (3)	5.1%	-1.5%
State tax law change	12.7%	0.0%
Change in valuation allowance	-321.4%	-7.5%
Foreign rate differential	209.0%	43.4%
Irish rate differential	-81.4%	-2.9%
Effective tax rate	-227.0%	29.5%

(1)

In June 2013, the Company filed a change in accounting method with the Internal Revenue Service relating to accrued compensation. The method change was automatic and removed the uncertainty around the timing of the deduction for accrued compensation. The effective date of the method change was April 1, 2012. As a result, the Company released the uncertain tax position and accounted for the application of the method change in the fiscal year ended March 31, 2013.

(2)	Inter-company amounts include cross-territory eliminations, the pre-tax effect of which has been eliminated in arriving at the Company’s consolidated income/(loss) before taxes.
(3)	Other permanent items include, but are not limited to, non-deductible meals and entertainment expenses and non-deductible compensation of senior officers of the Company.

* * * *

In addition, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer